COASTAL PACIFIC MINING SIGNS "LETTER OF INTENT" TO EXPLORE FOR GOLD & RARE EARTH ELEMENTS "REE'S" IN THE REPUBLIC OF IRELAND.

November 6th, 2009:  Calgary, Alberta –  Coastal Pacific Mining Corp. (Trading Symbol:  “CPMCF”:OB)

Mr. J.K. Berscht, President of Coastal Pacific Mining Corp. ("Coastal Pacific" or the “Company”), is pleased to announce the execution of a "Letter Of Intent" to establish a Exploration Joint Venture ("Joint Venture") with Lenagold Limited, holder of the prospecting licence for a property in Ireland which is located in the North West of Ireland near the towns of Laghey and Ballintra, County Donegal ("Licensed Property").

Under the terms set out in "The Letter of Intent" Coastal Pacific will pay 1 million euro to Lenagold over a four year period and expend 9 million euro over the same period on exploration costs in respect of the Licensed Property to earn a 60 per cent interest in the Licensed Property.

Upon finalization of the  Joint Venture agreement, Coastal Pacific will undertake to allot 2,000,000 shares to Lenagold Limited and a further 1,000,000 shares to Canada Resources Plc, as the project manager of the proposed Joint Venture.

In addition pursuant to the final Joint Venture agreement,  it will agree to pay 1 million euro to Canada Resources Plc as the project manager of the proposed exploration programme over a four year period.

Recent testing was carried out on the Licensed Property.

Rock samples were gathered and sent for assaying evaluation. Higher than standard levels were recorded on certain Rare Earth Elements (REEs) mineralisation.

A competent persons report (43-101) is being prepared. Coastal Pacific will utilize the information from the report in taking the necessary steps in the development of this strategically located REE &  GOLD - project in Ireland.

Coastal Pacific, as well as having JV's in the U.S. and Canada, now intends to further its’ exploration interests in Ireland with this Licensed Property which targets Gold-Silver-Copper and REE in County Donegal.

Coastal Pacific Mining Corp.
927 Drury Ave N.E.
Calgary, Alberta T2E 0M3
Web: www.coastalpacificmining.com
For information: info@coastalpacificmining.com